SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Monolithic System Technology, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

609842 10 9
(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒         Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609842 10 9	13G	Page 2 of 7 Pages

1)	Names of Reporting Person Denny R.S. Ko

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 75,000

	6)	Shared Voting Power 1,885,630

	7)	Sole Dispositive Power 75,000

	8)	Shared Dispositive Power 1,885,630

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,630

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11)	Percent of Class Represented by Amount in Row (9) 6.7%

12)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Person DynaTech Capital LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 0

	6)	Shared Voting Power 1,533,848

	7)	Sole Dispositive Power 0

	8)	Shared Dispositive Power 1,533,848

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,533,848

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11)	Percent of Class Represented by Amount in Row (9) 5.2%

12)	Type of Reporting Person (See Instructions) PN

Item 1.                                   (a)           The name of the issuer is Monolithic System Technology, Inc. (the “Company”).

                                                                        (b)           The principal executive offices of the Company are located at 1020 Stewart Drive, Sunnyvale, California 94085.

Item 2.                                   (a)           The names of the filing persons are Denny R.S. Ko and DynaTech Capital LLC (“DynaTech”).

                                                                        (b)           The business address for Denny R.S. Ko and DynaTech is c/o DynaFund Ventures, 21515 Hawthorne Boulevard, Suite 1200, Torrance, California 90503.

                                                                        (c)           Denny R.S. Ko is a citizen of the United States of America.  DynaTech is organized under the laws of the state of Delaware.

                                                                        (d)           The title of the class of securities is Common Stock.

                                                                        (e)           The CUSIP number of the Common Stock is 609842 10 9.

Item 3.                                   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                                                                        This statement is being filed pursuant to Rule 13d-1(d).

Item 4.                                   Ownership.

                                                                        According to the Company’s Quarterly Report on Form 10-Q filed on November 2, 2001, there are 29,302,397 shares of Common Stock issued and outstanding.

                                                                        DENNY R.S. KO

                                                                        The following information relates to shares of Common Stock for which Denny R.S. Ko holds sole or shared voting or dispositive authority.

                                                                        (a)           Number of shares beneficially owned:  1,960,630

                                                                        (b)           Percent of class:  6.7%

                                                                        (c)           Number of shares as to which such person has:

                                                                                        (i)            Sole power to vote or to direct the vote:  75,000

                                                                                        (ii)           Shared power to vote or to direct the vote:  1,885,630

                                                                                        (iii)          Sole power to dispose or to direct the disposition of:  75,000

                                                                                        (iv)          Shared power to dispose or to direct the disposition of:  1,885,630

                                                                        Denny R.S. Ko personally owns 15,000 shares and may purchase up to an additional 60,000 shares pursuant to options exercisable within 60 days.

                                                                        Denny R.S. Ko shares voting and dispositive authority as a trustee with co-trustee Starla Ko over 175,770 shares held by The Ko Family Trust; he shares voting and dispositive authority as a director and the President and Chief Executive Officer of DynaTech over 1,533,848 shares held by DynaTech; he shares voting and dispositive authority as a co-owner with Starla Ko, Mr. Ko’s wife, over 161,012 shares; and he is deemed to beneficially own 15,000 shares held by Starla Ko.

                                                                        Denny R.S. Ko disclaims beneficial ownership of the 175,770 shares held by The Ko Family Trust and the 1,533,848 shares held by DynaTech, except to the extent of his pecuniary interest in each of the foregoing entities.  Mr. Ko disclaims beneficial ownership of the 15,000 shares held by Starla Ko as he has no economic interest in any of these shares.

                                                                        DYNATECH CAPITAL LLC

                                                                        The following information relates to shares of Common Stock for which DynaTech holds sole voting and dispositive authority.

                                                                        (a)           Number of shares beneficially owned:  1,533,848

                                                                        (b)           Percent of class:  5.2%

                                                                        (c)           Number of shares as to which such person has:

                                                                                        (i)            Sole power to vote or to direct the vote:  1,533,848

                                                                                        (ii)           Shared power to vote or to direct the vote:  0

                                                                                        (iii)          Sole power to dispose or to direct the disposition of:  1,533,848

                                                                                        (iv)          Shared power to dispose or to direct the disposition of:  0

Item 5.                                   Ownership of Five Percent or Less of a Class.

                                                                        Not applicable.

Item 6.                                   Ownership of More than Five Percent on Behalf of Another Person.

                                                                        Not applicable.

Item 7.                                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                                                                        Not applicable.

Item 8.                                   Identification and Classification of Members of the Group.

                                                                        This schedule is filed pursuant to Rule 13d-1(d).  The responses to Items 2(a)-(c) identify each of the persons filing this statement.

Item 9.                                   Notice of Dissolution of Group.

                                                                        Not applicable.

Item 10.                            Certification.

                        Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2002

/s/ Denny R.S. Ko	/s/ Denny R.S. Ko
Denny R.S. Ko	Denny R.S. Ko
Signing as Manager of DynaTech Capital LLC

EXHIBIT INDEX

                                                                     Exhibit I                                                                    Joint Filing Agreement